EXHIBIT 5
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                             ECC ACQUISITION, INC.


                                                        August 4, 2006

Board of Directors
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Ladies and Gentlemen,

              ECC Acquisition, Inc., an Indiana corporation wholly owned by Jeff Smulyan ("ECC"), is hereby withdrawing the non-binding offer (the "Offer") previously made by ECC on May 7, 2006 to acquire all of the outstanding shares of Class A Common Stock of Emmis Communications Corporation ("Emmis" or the "Company") that are not beneficially owned by Mr. Smulyan at a cash purchase price of $15.25 per share. The ECC letter to you communicating the Offer is hereby made null and void.

              Despite good faith negotiations over the past three months, it has become clear that ECC will be unable to reach agreement with the Special Committee as to terms of a proposal that the Special Committee would recommend for submission to a shareholder vote. As you know, during this period there has been a significant decline in the broadcasting sector valuations and an increased competitive environment, as well as a down-turn in the financing markets.

              I intend to file with the SEC an amendment to my Schedule 13D. A press release announcing the withdrawal will be issued after the market closes today. A copy of the press release will be sent to the Special Committee's counsel under separate cover.

              I continue to believe in the long-term prospects of Emmis and I look forward to continuing to work with our phenomenal group of employees to build value in the Company's portfolio.

                                            Very truly yours,


                                            ECC ACQUISITION, INC.


                                            By: /s/ Jeff Smulyan
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                                                Name:  Jeff Smulyan
                                                Title: President